CERTIFICATE

Reference is made to the Annual General and Special Meeting of holders of Common Shares in the capital of Merus Labs International Inc. (the “Corporation”) scheduled to be held on March 27, 2014 at 10:00am (the “Meeting”).

I, Andrew Patient, Chief Financial Officer of the Corporation hereby certify in my capacity as an officer of the Corporation, for and on behalf of the Corporation, and not in my personal capacity, that:

1.

All proxy-related materials in connection with the Meeting are being sent in compliance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of the Corporation at least 21 days before the date fixed for the Meeting.

2.	The Corporation has arranged to carry out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in item 1 above.

3.	The Corporation is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting

The terms “beneficial owner” and “proxy-related materials” as used in this Certificate shall have the respective meanings ascribed thereto in NI 54-101.

       DATED at this 11th day of March, 2014.

MERUS LABS INTERNATIONAL INC.

By: /s/ ANDREW PATIENT
Andrew Patient
Chief Financial Officer